[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

March 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation – Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of Central Federal Corporation (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 (the “Registration Statement”) relating to the offering and sale from time to time of up to 1,152,125 shares of common stock of the Company which are issuable upon the exercise of outstanding warrants held by certain selling stockholders.

The Company has submitted via wire transfer the filing fee, in the amount of $282, payable by the Company in connection with the filing of the Registration Statement.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-5465.

Sincerely,

/s/ Anthony D. Weis

Anthony D. Weis